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
[NELSON MULLINS LETTERHEAD

    NELSON MULLINS RILEY & SCARBOROUGH LLP
    Attorneys and Counselors at Law                                                Charles D. Vaughn
    999 Peachtree Street, NE / 14th Floor / Atlanta, Georgia  30309-3964           404.817.6189
    Tel: 404.817.6000  Fax: 404.817.6050                                           charles.vaughn@nelsonmullins.com
    www.nelsonmullins.com


                                  July 7, 2006

Barbara C. Jacobs
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, DC  20549

         RE: GOLDLEAF FINANCIAL SOLUTIONS, INC. (F/K/A PRIVATE BUSINESS, INC.) REGISTRATION STATEMENT ON FORM S-1 -- AMENDMENT NO. 1
               FILE NO. 333-133542
               FILED JUNE 6, 2006

               FORM 10-K/A, AMENDMENT NO. 1, FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005 FILED ON JUNE 7, 2006

               FORM 10-Q/A, AMENDMENT NO. 1, FOR THE FISCAL QUARTER ENDED MARCH 31, 2006 FILED JUNE 7, 2006

Dear Ms. Jacobs:

         On behalf of Goldleaf Financial Solutions, Inc. ("Goldleaf"), this letter responds to the comment letter dated June 30, 2006 regarding the SEC filings by Goldleaf referenced above. To be consistent with the style used in those filings, we use the terms "we" and "our" in this letter to refer to Goldleaf rather than this law firm.

         Our responses to your numbered comments are as follows:

Prospectus Summary

         1. We note your response to our prior comment 6 of our letter dated May 25, 2006. With respect to the reliance on information from the FDIC, you tell us that the information is publicly available at www.fdic.gov. Advise us of the precise url on which this information appears and further advise as to whether the url is currently accessible by the public.

         Response

         The relevant url, which is accessible to the public, is http://www2.fdic.gov/sdi/main.asp.


   Atlanta o Charleston o Charlotte o Columbia o Greenville o Myrtle Beach o
                    Raleigh o Winston-Salem o Washington, DC

Barbara C. Jacobs
July 7, 2006
Page 2


         Comment 1 (continued)


                  With respect to the information provided by IDC, we note that FBR purchased the report and it was available for your use in the prospectus. Please advise whether this report is available for nominal cost. If not, you should provide a consent for the use of the information or adopt it as the company's own.

         Response

         We have obtained the consent of IDC and are filing it as Exhibit 23.5.

         Comment 1 (continued)

                  As for the Dun and Bradstreet information, please advise us as to whether the information is publicly available for no or nominal charge.

         Response

         We have received the oral consent of Dun and Bradstreet and will file the written consent with the next amendment.

Summary Consolidated Financial Data

Consolidated Balance Sheet Data, page 9

         2. Refer to your response to comment 10 of our letter dated May 25, 2006. Your revised presentation excluding the items disclosed in footnotes 2 and 3 to arrive at "total liabilities and "total assets" does not comply with SAB 70 and represents non-GAAP measures not in compliance with Item 10(e) of Regulation S-K. Revise accordingly. This comment also applies to your revised presentation on pages 28, 31-32, 49 and 50.

         Response

         We have revised the cited disclosure to address the Staff's comment. See pages 9, 28, 31-32, 49 and 50.

Risk Factors

"We generate a majority of our revenues. . .". page 10

         3. Refer to our prior comment 12 of our letter dated May 25, 2006. Revise to address the 2005 revenue of BusinessManager.

         Response

         We have revised the risk factor in response to this comment. See page
10.

Barbara C. Jacobs
July 7, 2006
Page 3


"We may acquire companies that have significant deficiencies. . .". page 11

         4. We note your revisions in response to our prior comment 14 of our letter dated May 25, 2006 and we reissue a part of the comment. In light of the steps you have taken to remediate the material weaknesses, disclose whether you believe the material weaknesses continue to exist. Also, please address the material weaknesses identified by Grant Thornton in April 2006, namely lack of segregation of duties and inconsistent application of GAAP. We note that your response indicates that the issues had been remediated as of the date of filing for your first quarter 10-Q.

         Response

         We have revised the risk factor in response to this comment. See page
11.

         5. We note your revisions in response to our prior comment 16 of our letter May 25, 2006. Explain how it is that your certifying officers were able to reach an effectiveness conclusion regarding your disclosure controls and procedures given that you advise us that the problems you encountered related "primarily to the application of accounting standards." In this regard, you tell us that the problems did not result from "a lack of awareness" of these standards or a "failure to apply them."

         Response

          As we explained in our previous comment letter response, we believe that, under Exchange Act Rule 13a-15(e), the processes and personnel that we have historically used are effective to allow our management to conclude that our disclosure controls and procedures were effective for the periods listed to give reasonable assurance that the information we are required to disclose in reports that we file under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Barbara C. Jacobs
July 7, 2006
Page 4


         We concede that with respect to the accounting for three of our acquisitions, we failed to file the financial statements required under Form 8-K in a timely manner. We do not believe, however, that the failure to file a report in a timely manner necessarily means that we must conclude that our disclosure controls and procedures are ineffective. We believe that this conclusion ultimately depends on the facts, particularly the materiality of the mistake or error. Some delays, errors, mistakes and restatements are obviously so material that no one would question that the reporting company should conclude that its disclosure controls and procedures were ineffective. On the other hand, we believe that some delays, errors and mistakes do not rise to the level of materiality that triggers a conclusion that the company's disclosure controls and procedures were ineffective. We do not mean to belittle the financial statement requirements associated with acquisitions, but we believe that the financial information filed untimely with respect to the KVI Capital and Captiva acquisitions is simply immaterial. Applying the applicable Supreme Court test to our facts, we believe that there is not a substantial likelihood that this particular information would be viewed by the reasonable investor as having significantly altered the "total mix" of information made available to investors.

         Specifically, with respect to the $899,000 acquisition of KVI Capital, we believe that it is clearly immaterial by all measures except total assets. When we acquired KVI, it consisted of four employees, approximately $1.0 million in revenues and less than $500,000 in operating income. With respect to Captiva, the added year of audited financial statements provides little if any useful information to investors.

          The analysis with respect to Goldleaf Technologies is different. In that case, we did not make an error in calculating the significant subsidiary tests; we filed the report seven business days late. We were aware, as a result of our due diligence before closing, that we needed three years of audits and that the financial statements were not up to the standards of a public company. We elected to pursue and close the acquisition of Goldleaf Technologies at the end of January, knowing that we had much accounting work to accomplish during the busiest time of the year for accountants. We even delayed the closing by more than a week to provide our internal and independent accountants more leeway. Although we hired additional personnel and worked diligently with our auditors to complete the audit and file a current report on Form 8-K within the prescribed period, we were unable to meet the 75-day deadline. Given these circumstances, we do not believe that we should state that our disclosure controls and procedures were ineffective because of this late filing.

         6. Refer to your response to comment 14 in our letter dated May 25, 2006. Submit the Grant Thornton LLP letter dated April 17, 2006 as supplemental material on EDGAR as required by Rule 101 of Regulation S-T.

         Response

         Grant Thornton has requested confidential treatment of this letter, and we will address this comment supplementally in the near future.

Barbara C. Jacobs
July 7, 2006
Page 5


Management's Discussion and Analysis, page 33

Overview

         7. We reissue portions of our prior comments 18 and 21 of our letter dated May 25, 2006. As indicated in our prior comment, the discussion of your results of operations for 2005 and 2004 states that you encountered management and personnel turnover in the sales force for BusinessManager. You should consider disclosing this and describing the impact it has had on the performance of your principal product. Also elaborate on why new sales for BusinessManager were lower than necessary to increase participation fees despite relatively stable attrition rates for small businesses. Finally, describe in detail the purpose of the acquisitions given the declining performance of BusinessManager. If management believed there was too much dependence on your principal product, then clearly disclose this assessment and supplement the discussion of the broadening of your "focus" to clearly describe the shift in your strategy and the impact the performance of BusinessManager had on the shift. Your disclosure currently indicates that the performance of BusinessManager was part of the reason management decided to broaden your focus. To the extent other considerations compelled management to acquire Captiva, P.T.C., and Goldleaf Technologies, describe management's strategy and the factors it considered in seeking to expand its "suite of solutions."

         Response

         We have revised the cited disclosure to address the Staff's comment. See pages 33-34.

Business, page 54

Intellectual Property and Other Proprietary Rights, page 62

         8. We note your response to our prior comment 30 of our letter May 25, 2006 and the fact that you have not provided disclosure relating to the intellectual property and/or technology that you license from third parties. With a view toward disclosure, please provide us with a materially complete description of the intellectual property and/or technology that you license from third parties and describe the reasons why you believe that prospectus disclosure of this information is not required. In your response, as requested in our prior comment, please explain to us the material terms of these agreements, such as the right to terminate and/or raise prices during the term of the relevant agreement. You might also consider disclosing the duration and any limitations on the scope of any material agreement. Finally, as indicated in our prior comment, any agreements that encompass third-party intellectual property or technology that is material to your business may need to be filed as exhibits to the registration statement.

Barbara C. Jacobs
July 7, 2006
Page 6


         Response

          We note that the prior comment 30 requested: "To the extent material, please elaborate here or elsewhere as appropriate, on the intellectual property and/or technology that you license from third parties." We have reviewed our licenses for technology from third parties that we incorporate in our products and services, and we have confirmed that none of those licenses is material and that in all cases, we could obtain and integrate an alternative software program with a reasonable amount of effort and at a substantially similar cost, and without any material disruption to our business. We believe that we do not need to disclose this information in the prospectus because it is not material to our business. We have not filed the licenses as material contracts in the past for the same reason we are not summarizing them in the prospectus now, because we do not deem any of the licenses to be a material contract under Item 601(b)(10) of Regulation S-K. Given that we have Determined That the information about third party intellectual property and/or technology and the related agreements are not material and are not required to be disclosed, we respectfully request that the Staff not require us to prepare an explanation of the "material terms of these [immaterial] agreements," particularly given that a number of these agreements contain confidentiality provisions. We have also revised the risk factor that addresses this risk to identify the risk more precisely. See page 16.

Executive Compensation, page 68

         9. We note your response to our prior comment 31 of our letter dated May 25, 2006-Please note that "Other Annual Compensation is limited to the five categories specified in 402(b)(2)(iii)(C) of Regulation S-K. If you believe that the loan forgiveness and prepayment of non-compete clause of Mr. Baroco's employment agreement fall within the five enumerated categories, please provide us with an analysis consistent with the requirements of Item 402(b)(2)(iii)(C). Provide us with a similar analysis as it related to the taxable fringe benefits for the company-owned car given to Mr. Baroco. Otherwise, it would appear that these amounts should be considered the equivalent of a bonus.

         Response

         We have revised the Summary Compensation Table to move the referenced amounts into the Bonus column. See page 68.

Certain Relationships and Related Transactions, page 77

         10. Refer to our prior comment 32 of our letter dated May 25, 2006. Please provide a context for why the underwriters are acquiring more than 50% of the voting securities, i.e., this is a firm commitment underwriting.

         Response

         Under the terms of our stock option plans, the acquisition of greater than 50% of our voting securities by a person or group will result in acceleration of the vesting of some of the options issued under those plans. Because this offering is a firm commitment underwriting, the underwriters will acquire greater than 50% of our voting securities, thereby triggering this option acceleration. We have added disclosure on pages 24 and 70 to address this comment.

Barbara C. Jacobs
July 7, 2006
Page 7

Financial Statements

Unaudited Pro Forma Consolidated Financial Data, page F-2

         11. We note that you have presented the unaudited consolidated statement of operations data for the three months ended March 31, 2006 to give effect to the acquisition of Goldleaf Technologies as if it had occurred on January 1, 2006. Pro forma adjustments should be computed assuming the transaction occurred at the beginning of the fiscal year presented (January 1, 2005) and be carried forward through any interim period presented. See Rule 11-02(c) (2) of Regulation S-X and revise accordingly.

         Response

         We have modified the lead-in language to clarify that the pro forma adjustments for Goldleaf Technologies for the period ended March 31, 2006 were based on the assumption that the acquisition was completed as of January 1, 2005. There were no changes to the pro forma adjustment amounts.

         12. Revise to present cost of revenues in accordance with Article 11-02(b) (3) of Regulation S-X.

         Response

         We have added the cost of revenues classification in the pro forma statements of operations data for both periods presented.

Notes to Unaudited Pro Forma Consolidated Financial Data, page F-5

         13. We note that your valuation of shares issued as consideration in the Goldleaf Technologies, Captiva and KVI Capital acquisitions reflects the share prices on January 1, 2006 for Goldleaf, and January 1, 2005 for Captiva and KVI Capital. Despite your response to comment 39 in our letter dated May 25, 2006, you should revise to present the share valuations based on measurement dates that comply with the requirements of paragraph 22 of SFAS 141. That is, although the pro forma consolidated financial data are to be presented as if the acquisitions occurred on January 1, 2005 (the beginning of the fiscal year presented), the valuations should reflect the actual measurement date for each acquisition.

         Response

         We have modified the pro forma consolidated financial data so that the stock valuation is based on the actual measurement date for each acquisition.

Barbara C. Jacobs
July 7, 2006
Page 8


Notes to Consolidated Financial Statements

Note 1 -- Organization and Significant Accounting Policies

Revenue Recognition, page F-34

         14. In your response to comment 45, you state that PCS is the only undelivered element in these arrangements. You also describe non-PCS services that are delivered over the course of an average of four months. It is unclear to us how you determined that PCS is the only undelivered element since you indicate over a four-month service period you amortize the non-PCS deliverables of installation, training and marketing services. That is, because you have not established VSOE for the license or for any non-PCS services, tell us how you determined that your accounting complies with paragraph 12 of SOP 97-2 that would require the deferral of the license fee and all non-PCS revenue until all non-PCS services are delivered.

         Response

         Our total software license fees totaled $343,000 in 2005, $228,000 in 2004 and $269,000 in 2003. For each of those years, license fees represented less than 1% of total revenue. PCS is the only undelivered service element following the four-month period over which we implement and train the customer. The fourth bullet point of paragraph 12 of SOP 97-2 states that the residual method is to be used in cases in which there is VSOE of all undelivered elements. Under the residual method, the fair value of the undelivered elements is deferred, and the difference between the total arrangement fee and the amount deferred is recognized as revenue for the delivered elements. In our case, the PCS fair value is $1,900, which we defer and recognize over the twelve-month period to which it relates. We recognize the remaining amount of the total up-front fee, typically $10,000 to $13,000, over the four-month service period relating to the installation, training and marketing services performed during that period. In doing so, we effectively treat the installation, training and marketing services as a bundled element that is delivered over a brief period.

         As noted in our response to comment 15, the revenue recognized on an annual basis for software licenses and related non-PCS services is insignificant. As such, we have not historically tracked the progress of the contracts for purposes of revenue recognition. We have evaluated the historical timing from delivery of software through completion of these services and have concluded that four months is a representative average time to completion. Absent tracking these contracts on a specific basis, we concluded that a reasonable methodology for recognizing the delivery and services was over the average period of delivery of the services. Paragraph 67 of SOP 97-2, while not completely applicable given the inclusion of PCS as an undelivered element, provides some guidance for recognizing revenues related to services where VSOE does not exist for the contract elements. Paragraph 67 permits fees to be recognized on a straight-line basis over the period during which the services are performed. Given the immateriality of the revenues and the brief period of time over which we are recognizing these revenues, we concluded that recognizing the revenue for the license and services on a straight-line basis over the average four-month period was a reasonable approach. Further, we believe this approach appropriately matches revenue recognized with the costs of delivering the services. To assess the effects of this approach, we evaluated the timing of our software sales during 2005. Excluding the PCS element, we sold software licenses with contract values of $56,000, $10,000, $40,000 and $38,000 during the first,

Barbara C. Jacobs
July 7, 2006
Page 9


second, third and fourth quarters of 2005. Had we recognized the revenues at the end of the four-month average services period, rather than on a straight-line basis over the four-month period, revenues in each quarter would have changed by immaterial amounts.

         15. It is unclear to us why you do not believe you have the ability to track individual contracts when it appears that upon each merchant funding you recognize participation fees. Clarify if the delivery period for non-PCS services is assumed to end upon the first merchant funding and you recognize participation fees for each merchant funding, why you believe you cannot track these dates without incurring additional expense, as described in your response to comment 46.

         Response

         While we do have the ability to track individual contracts, we do not believe that we would realize any meaningful benefit by tracking each contract separately. We confirm to the Staff that the four-month delivery period is assumed to end upon the first merchant funding. We do not expect this revenue line to grow substantially in the future. As noted above and in our previous response to comment 46, we have evaluated our historical time period over which we deliver the services (before first merchant funding) and have concluded that four months is a representative average. Further, the outliers from the average are relatively few. Therefore, we believe that the methodology we employ to recognize the license fee revenue is appropriate and results in our recognizing the proper amount of revenue period to period.

         16. In your response to comment 47 you state that larger participation fees are charged in the first 30 days after a new merchant "signs up on the BusinessManager solution" and that this larger fee is a "result of the significant sales and marketing services that our business development managers provide to the client". Clarify when this 30 day period begins and whether the services provided by your business development managers are part of the undelivered services described in your response to comment 45.

         Response

         The 30-day period begins on the date that each new merchant sells its first batch of accounts receivable invoices to our community bank client. Over the course of our history, we have learned that if we do not provide sales support via the business development manager, our customers may not effectively sell the BusinessManager product. Although our practice is to assign a business development manager to each customer account, our customers can elect not to have a business development manager assigned to the account. The services that our business development managers provide are outside the scope of the software license contract and are not part of the undelivered services described above. For our revenue recognition, we have concluded that the participation fees are a variable revenue stream that is contingent upon merchant fundings. These merchant fundings largely reflect the initial services our business development managers provide in securing each new merchant for participation in the BusinessManager program.

Barbara C. Jacobs
July 7, 2006
Page 10

Note 4 - Sale of Bank Insurance Division, page F-42

         17. According to your response to comment 50 of our letter dated May 25, 2006, you "reclassified" the gain from the sale of your bank insurance division from revenue to other income for fiscal year 2003. Tell us why you do not believe that this revision represents the correction of error requiring disclosures under APBO No. 20. If applicable, provide us with your SAB 99 analysis.

         Response

         We believe that the reclassification is an immaterial correction of an error. APBO No. 20 states that materiality should be considered when determining whether to follow the guidance outlined in that opinion. In the case of the "reclassified" gain from the sale of our bank insurance division, the amount was a reclassification from a revenue category to an other income category. This reclassification did not affect our net income and earnings per share. Furthermore, the total amount of the reclassification represented approximately 1% of total revenue. As described in SAB 99, an item is material if there is substantial likelihood that a reasonable person would consider it important and/or that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item. We believe that this reclassification would have no bearing on a reasonable person's judgment regarding our company. The reclassification did not affect our compliance with loan covenants, nor did it affect management's compensation. Also, we have consistently included a separate footnote regarding this gain in our notes to our consolidated financial statements that describes this gain in detail and where it is classified. We have also disclosed the amount of the gain in our MD&A explanations. Given all of the above factors, we concluded that it is immaterial and that the disclosures required by APBO No. 20 were therefore not required. We have added a sentence to the Reclassifications paragraph included in footnote 1 of our notes to consolidated financial statements to state that we have reclassified the gain from other revenues to other income.

Audited Financial Statements of Total Bank Techno1ogy, L.L.C. and Total Bank Technology Solutions, Inc.

         18. Your response to comment 55 of our letter dated May 25, 2006 notwithstanding, it does not appear that the requirements of
                  Item 3-05(b)(2) of Regulation S-X are satisfied by the financial statements you have presented for Total Bank Technology, L.L.C. and Total Bank Technology Solutions, Inc. for the years ended December 31, 2003 and 2004, respectively. Because the Captiva transaction was not consummated until December 9, 2005, it appears that interim financial statements for Captiva Solutions should be presented for the interim periods specified in Rules 3-01 and 2-02.

         Response

         We have added to the Form S-1/A the interim financial data for Captiva and Total Bank Technology as of September 30, 2005 and for the nine-month periods ended September 30, 2005 and 2004.

         19. Expand your revenue recognition policy description to specifically indicate the GAAP basis for your revenue recognition for each revenue stream. Refer to your response to comment 48 of our May 25, 2006 letter and tell us whether the Total Bank Technology

Barbara C. Jacobs
July 7, 2006
Page 11


                  entities or Captiva applied the provisions of SOP 97-2 for core data processing revenue prior to the December 2005 acquisition.

         Response

         We have expanded the revenue recognition policy description as requested in the Total Bank Technology financial statements.

         Total Bank Technology has applied the provisions of SOP 97-2. Revenue from data processing services provided on an outsourced basis is recognized in the month the services are provided, i.e. when the processing is performed. In-house customers pay a monthly fee for monthly maintenance, customer support and usage services and the revenue from providing these services is recognized monthly as the services are performed.

         Customers using the software in-house are longstanding customers. When they initially acquired a license to use the software in-house, they paid an upfront fee for data conversion, initial installation of the software and training. When those processes were completed, Total Bank Technology recognized the revenue and cost related to the data conversion, initial installation of software and training. Total Bank Technology sold no licenses for in-house customers in 2003 or 2004. Those customers continue to pay a monthly fee for ongoing maintenance, customer support and usage, which we recognize monthly as the services are performed.

Audited Financial Statements of KVI Capital, Inc.

         20. With regard to your response to comment 58 in our dated May 25, 2006 we have the following comments:

                  a. Further clarify how you believe you have met the requirements of Rule 3-06 by providing separate financial statements of the acquired business for nine to twelve months when you have only provided separate financial statements of the acquired business for four months. Tell us why you believe that the five months post-acquisition activity of the acquired business which is included in your audited financial statements should be considered as part of the separate financial statements of the acquired business. That is, it appears that the financial statements required to be included in the current registration statement would be the same financial statements that would have been required to be filed in an Item 2.01 Form 8-K, the due date for which is 75 days from the date of consummation.

         Response

         We believe it is pertinent to provide the Staff with additional background on KVI Capital. KVI Capital, at the time of acquisition, was a four-employee company, with slightly over $1.0 million in total revenues and approximately $400,000 in operating income. KVI Capital is an equipment lessor that provides primarily direct finance leases to leasees funded by non-recourse debt through community financial institutions. The accounting result is that the investment in direct finance leases appears gross on the balance sheet with the gross balance of the non-recourse notes payable showing up on the liability

Barbara C. Jacobs
July 7, 2006
Page 12


side of the balance sheet. The reality of the situation is that there is minimal exposure for KVI Capital relative to the gross investment in direct finance lease assets.

         At the time of the acquisition, we performed the Rule 3-05 significance test using the total assets less the non-recourse notes payable. We believed that this measurement approach was appropriate given the nature of KVI Capital's business. The results of the significance test yielded percentages for all three criteria well under the 20% threshold, which is what we expected given the small size of the company, the relatively low purchase price we paid and the relatively low revenue and operating income metrics.

         In March 2006, as we were reviewing the Form 8-K filing requirements relative to the acquisition of Goldleaf Technologies, we were prompted to revisit our significance test for KVI Capital. After our initial consideration of the significance test in August 2005, we completed our analysis of the proper accounting for the lease portfolio. In doing so, we concluded that direct finance lease treatment was appropriate. Under direct finance lease treatment, the net investment in the lease portfolio and the non-recourse debt are presented gross on the lessor's balance sheet. As such, upon further reflection on the significance calculation, we concluded that we needed to complete the test using the gross assets of KVI Capital, which resulted in the conclusion that the KVI Capital acquisition met the one-year audit requirement. Because we had already issued our annual report on Form 10-K for 2005, which included five months of audited information (post-acquisition) for KVI, we analyzed the situation and determined that the most efficient and meaningful course of action was to audit the four months ended July 31, 2005. We considered Rule 3-06 (b) of S-X that allows a nine-month period to satisfy the one-year audit requirement under rule 3-05. By adding the four-month period ended July 31, 2005 (pre-acquisition), plus the five months of KVI Capital from August 1, 2005 to December 31, 2005, we could provide the investors with the most current nine-months of audited financial information. Furthermore, we had just completed the Goldleaf Technologies acquisition, which exceeded the 50% threshold of Rule 3-05 and increased our asset base by approximately 52%. When considering this additional information, the impact of the financial information of KVI became less relevant to the overall position of the company.

         We acknowledge that had we reached the correct Rule 3-05 conclusion in August 2005, we would have been required to provide audited and unaudited interim information for periods preceding the acquisition. Given the timing of when we reached the correct Rule 3-05 conclusion and the timing of the Goldleaf Technologies acquisition, however, we believe that providing our investors with the most current possible audit information was more meaningful and relevant than going back and auditing an older period, which could have been over 15 months old when we filed the Form 8-K.

         We consulted with our external auditors, Grant Thornton LLP, throughout this process, and they concurred that our approach to provide one year of audited financial information combining pre- and post-acquisition periods was reasonable.

         We respectively request that the Staff consider the nine months of audited results provided in the filing as full satisfaction of the financial statement requirements under Rule 3-05.

                  b. Provide us with your computations of the significance tests required by Rule 3-05 of Regulation S-X supporting your determination that one year of audited financial information is required for KVI Capital.

Barbara C. Jacobs
July 7, 2006
Page 13


         Response

         Below are our computations of the significance tests for KVI Capital.

REG S-X. 210.1-02
PHASE I (SIGNIFICANT SUBSIDIARY TEST)

                                                                     12/31/2004                            Significant Sub?
                                                                    ------------                           ----------------
PBI total assets as of December 31, 2004                             21,371,000

PBI consolidated income from continuing operations                    2,632,000
  before income taxes and extraordinary items

KVI Capital's total assets as of December 31, 2004                    8,400,000           39.31%                yes

Purchase price for KVI Capital                                          899,000             4.2%                 no

KVI Capital's 12/31/04 income from continuing ops                       423,000            16.1%                 no


REG S-X 210.3-05                                                                                  F/S's Required?
                                                                                                  ---------------
PHASE II (IF SIGNIFICANT, ARE FINANCIAL STATEMENTS REQUIRED?)

If none of above percentages above 20%, then no financial statements required                            no

If multiple businesses acquired under 20% individually, but aggregately exceed
  50%, then financial statements required for most recent fiscal year and any
  interim periods for the "substantial majority" of businesses acquired                                  no

Between 20-40%, then financial statements for most recent fiscal year and any
  interim periods required.                                                                             yes

Between 40-50%, then financial statements for two most recent fiscal years and
  any interim periods required.                                                                          no

Over 50%, then full set of financials required.                                                          no

Barbara C. Jacobs
July 7, 2006
Page 14


         Please call me at (404) 817-6189 if I can answer any questions regarding this letter. We sincerely appreciate your willingness to discuss these issues with us.

                                         Sincerely,



                                         /s/ Charles D. Vaughn
                                         Charles D. Vaughn


cc:    Jay Ingram
       Tamara Tangen
       G. Lynn Boggs